February 21, 2017

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Mr. John Reynolds

Re:                             General Moly, Inc.
Registration Statement on Form S-3
Filed December 22, 2016
File No. 333-215249

Dear Mr. Reynolds:

General Moly, Inc., a Delaware corporation (the “Company”), hereby responds to the comment received by the Company from the staff of the Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 3, 2017 (the “Comment Letter”) with respect to the above-referenced filing.  For your convenience, we have restated the comment from the Comment Letter below, followed by the Company’s response.  Capitalized terms used and not defined herein have the meanings ascribed to them in the Company’s prior response letter to the Commission dated January 19, 2017, and the information provided under the heading “Background of Transaction with Amer” in such prior letter is incorporated by reference herein.

General

1.                                      It remains unclear from your response to comment 1 how you concluded that the transaction is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Accordingly, please revise your offering to rely on a basis other than Rule 415(a)(1)(i) or provide us with further analysis showing how you concluded that your offering is eligible. Please cite the applicable authority on which you rely.

Response: The Company acknowledges the Staff’s comment, but for the reasons set forth below respectfully submits that, upon a comprehensive evaluation of the totality of the factors and circumstances articulated in CDI 612.09, the proposed offering is a valid secondary offering as to which Amer is not acting as an underwriter or otherwise as a conduit for the Company, and consequently all of the shares may be registered under Rule 415(a)(1)(i).

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling security holders in a secondary offering.  As indicated in the Registration Statement, the Company will not receive any proceeds from the resale of the shares of common stock registered pursuant to the Registration Statement; all such proceeds will be received by Amer. However, the Staff has noted in Securities Act Rules Compliance and Disclosure Interpretation (“CDI”) 612.09 that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds,” involving an analysis of various factors and “all the circumstances.”  Specifically, CDI 612.09 states that consideration should be given to the following factors:

1.                                      how long the selling shareholders have held the shares,

2.                                      the circumstances under which they received them,

3.                                      their relationship to the issuer,

4.                                      the amount of shares involved,

5.                                      whether the sellers are in the business of underwriting securities, and

6.                                      whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Each of the relevant factors listed in CDI 612.09 is discussed below in the context of the Registration Statement. In our view, based on a comprehensive consideration of all of those factors, the Staff should conclude that the proposed offering is “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore, the registration of all of the shares is permissible under Rule 415(a)(1)(i). In other words, we believe that the totality of the facts and circumstances in this case clearly demonstrates that the registration of the shares relates to a valid secondary offering, and Amer is not acting as an underwriter or otherwise as a conduit for the Company with respect to the shares covered by the Registration Statement.

1. How Long Amer Has Held the Shares

The Company and Amer closed on the purchase of the Tranche One Shares in November 2015, pursuant to binding obligations arising out of the Purchase Agreement.  Amer invested $4 million in the Tranche One Shares, has accepted the market risk of its investment from the closing date, and had owned the Tranche One Shares for approximately 13 months at the time that the Registration Statement was filed in December 2016.  In addition, the Company was not subject to an express penalty related to any delay in filing the Registration Statement.

We note that CDI 139.13 provides that no minimum holding period is required where the Company has completed the private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale Registration Statement.  Furthermore, the Staff’s “PIPEs” interpretation, as set forth in CDI 116.19 (the “PIPEs Interpretation”) provides in relevant part that:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.... The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be a valid secondary offering, the holding period of Amer here should be more than sufficient for a valid secondary offering.

This concept is consistent with custom and practice in the PIPEs marketplace. In many PIPE transactions, a registration statement is required to be filed shortly after closing and is required to be declared effective shortly thereafter. In this case, the parties negotiated a period of nine months after closing in which the Registration Statement needed to be filed, and later agreed to extend that time period by an additional three months.  In addition, in this case, Amer understood that an extended holding period was possible, given the potential for a review of the Registration Statement by the Commission.

Further, as discussed in more detail below, Amer made its investment decision to purchase the Tranche One Shares fully understanding that there may be only extremely limited trading activity in the Company’s common stock. It is clear that the Company and Amer effected the Transaction because of the Company’s critical need for financing to construct and commence operations at its Mt. Hope mine and, in so doing, enhanced the Company’s cash position and cash flow in the near term and preserved the Company’s operations and helped to maintain it as a going concern.  The Company’s common stock trades on the NYSE MKT, where, according to the “Yahoo! Finance” website, the average daily trading volume during the past year was approximately 141,087 shares and the highest sale price reported during that period was $0.60.  In addition, the Company is now a “smaller reporting company” (within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934), with limited public float.  The context of the Company’s financing needs, and the relatively small size of the market for the Company’s common stock, support the conclusion that Amer participated in the Transaction as part of its long-term commitment to form a strategic partnership with the Company, and not for the purpose of distributing securities on behalf of the Company.

The factors discussed above, including the length of time that has elapsed since the securities were originally acquired by Amer and that will ultimately elapse prior to the shares of common stock first becoming saleable in the public market, and the fact that Amer was aware at the November 2015 closing that, for various reasons, it would be unable to quickly exit its position with respect to the Company’s common stock, even if it wished to do so, in the aggregate, support the conclusion that the offering pursuant to the Registration Statement is a secondary offering.

2. The Circumstances under which Amer Received the Shares

All of the securities issued to Amer were issued pursuant to a private placement transaction exempt from the registration requirements of the Securities Act. Specifically, the securities were offered, sold and issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. Accordingly, the securities held by Amer are, and at all times have been, restricted securities that could not have been, and may not be, offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Amer made specific representations to the Company pursuant to the Purchase Agreement that Amer was acquiring the Tranche One Shares and Warrant for its own account and not with a view to, or for sale in connection with, any distribution thereof or in violation of the Securities Act or any other securities laws that may be applicable. The Company is not aware of any evidence that would indicate that these specific representations were untrue or of any evidence that Amer has any plan to effect a distribution of its securities. Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of Amer have taken or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that Amer has taken any actions to condition or prime the market for the potential resale of the shares. To do so would result in a breach of the Purchase Agreement by Amer.

Further, the present circumstances, including the type of security being registered and the form on which the Registration Statement has been filed, do not raise the issues of abuse that the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. The exercise price of the Warrant is fixed at $0.50, subject to adjustment in the event of stock splits or combinations, stock dividends, recapitalizations or similar events, and the Warrant may only be exercised for cash.  There will be no anti-dilution adjustments or resets of the exercise price based solely on the trading price of the Company’s common stock or the issuance of additional shares of the Company’s common stock, and accordingly the Warrant lacks the “toxic” or “death spiral” features about which the Staff has historically expressed concern.

In that regard, the Company understands that the Commission had become concerned about the public resale of securities purchased in so-called “toxic” transactions, and accordingly monitored the attempted resale of securities resulting from these types of transactions. Specifically, the Commission compared the number of shares that an issuer attempted to register to the total number of shares outstanding held by non-affiliates. In screening for these types of offerings, the Staff looked at situations where an offering involved more than approximately one-third of the public float and raised the Staff’s concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. According to the Office of the Chief Counsel, however, this test was intended as a mere screening process and was not intended to be a substitute for a complete analysis of the factors cited in CDI 612.09. It has been reported that the Staff has recognized that the application of this float screening test led to the unintended consequence of limiting the securities that could be registered on behalf of selling stockholders in transactions that did not implicate the Staff’s concerns with respect to “toxic” PIPE transactions. As a result, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions. The Company notes that the resale of the shares covered by the Registration Statement does not raise any of these “toxic” offering concerns which the Staff has focused on in the past.

The acquisition of the Tranche One Shares and Warrant by Amer was an arm’s length transaction that was negotiated between the Company and Amer and the purchase price per share for the common stock and the exercise price under the Warrant did not reflect a discount to the market price.  The Company and Amer had no prior business relationship before entering into the Purchase Agreement.  As a result of the transactions contemplated by the Purchase Agreement, the Company and Amer have a strategic partnership to assist the Company develop the Mt. Hope mine as well as evaluate other opportunities in the mining industry.

The Private Placement is an investment transaction that has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. Amer purchased the securities in question and there is no agreement or arrangement regarding the price at which they will resell the Tranche One Shares or the shares underlying the Warrant to the public pursuant to the Registration Statement. As such, unlike a traditional underwriter, Amer is taking investment risk with regard to the securities it acquired and there is no certainty that it will receive a premium, or even a return of the price it paid, on the resale of any Tranche One Shares or common stock underlying the Warrant. Amer has borne the market risk of its investment for over one year, during which time the price of the Company’s common stock traded as low as $0.15 per share.

The existence of the Registration Rights Agreement does not alter the conclusion that the transaction was more like a traditional investment than an underwriting; nor does the registration of the shares mean that all or any particular amount of the shares will be sold in the near term or at any other particular time. The Company notes that there are many reasons why investors prefer shares registered other than to effect an immediate sale, including, but not limited to: (i) the fact that some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount, without taking into account whether such investment funds intend to dispose of their shares or to hold them for an indefinite period; and (ii) the fact that not registering the shares would prevent investors from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their original investment determination about the Company, which concern would be heightened if the particular investor is a fiduciary of other people’s money and therefore subject to a common law duty to act prudently.

Amer is not acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with Amer that would control the timing, nature and amount of resales of the shares (or whether such shares are even resold at all) under the Registration Statement.  Amer specifically negotiated for the Company to register their securities as part of the negotiation of the terms and conditions of the Transaction. In addition, as set forth in the Registration Statement, the Company will not receive any proceeds from the sale of shares under the Registration Statement. Instead, Amer will receive all proceeds received from resale of the shares.

3. Amer’s Relationships to the Issuer

Despite the significant beneficial ownership interests in the Company held by Amer, the Company respectfully advises the Staff that Amer does not constitute an “alter ego” of the Company and does not act as a conduit for the Company. An analysis of the pre-and post-transaction relationships indicate that Amer acquired the securities in the Transaction on an arm’s-length basis for investment purposes as principal, not as agent, while holding a long-term investment view of the Company and its business and absorbing the market risk for all securities purchased.

Pre-Transaction Relationships. As noted above, prior to the entry into the Purchase Agreement, Amer and the Company had no business relationship or other connections, and prior to the tranche one closing, Amer did not own any shares of the Company’s common stock or any other securities of the Company.

Post-Transaction Relationships. Amer acquired the Tranche One Shares and the Warrant as principal and not as an agent of the Company, undertaking full market risk with respect to its investments.  The Tranche One Shares and Warrant were purchased by Amer with a long-term investment view of the Company’s position within the molybdenum industry, and of the potential benefits that may arise in connection with the Company’s construction and operation of the Mt. Hope mine. Amer is responsible for paying any broker-dealer selling fees or underwriting discounts or commissions directly to any broker-dealers any of them may engage to assist in selling any securities, as applicable. Amer will retain all proceeds from any sales of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from any such sales.

In addition, pursuant to the Stockholder Agreement that was entered into at the tranche one closing, Amer was granted the right to nominate one member to the Company’s Board of Directors, which it has done.  Therefore, at present, one of the Company’s six Board seats is held by an individual who was appointed by Amer.  The other five have no affiliation with Amer.  Amer will retain its right to nominate a member of the Board only for so long as its ownership interest in the Company exceeds 10%.

4. The Amount of Shares to Be Sold by Amer

As of February 16, 2017, the Company had 111,167,877 shares of common stock outstanding. Of such shares, the Company believes approximately 80,365,450 shares are held by non-affiliates of the Company.  Although the total number of shares included in the Registration Statement constitutes approximately 49% of the total shares presently outstanding, assuming full exercise of the Warrant, 80,000,000, or roughly 86%, of the 93,333,333 shares covered by the registration statement are shares issuable upon the exercise of the Warrant.  Further, the Warrant does not become exercisable until the date on which the Company is first able to draw funds under the bank loan that Amer is required to help the Company procure pursuant to the requirements of the transaction documents between the Company and Amer.  The Company currently believes that it is highly unlikely that such bank funds will become available at any point in the foreseeable future.  Excluding the shares that underlie the Warrant, the 13.3 million in remaining shares that are included in the Registration Statement would have represented approximately 18% of the Company’s pre-transaction shares held by non-affiliates.

Furthermore, as discussed in more detail above, we note that the trading of the Company’s stock is limited and that the Company is now a smaller reporting company. The limited volume will effectively limit the number of shares that Amer will be able to sell pursuant to the Registration Statement.

We note that the amount of shares involved is only one factor cited in CDI 612.09 to be considered by the Staff in applying Rule 415. We further note that restricting the Company’s offering based solely on the number of shares offered would contradict previous interpretative positions taken by the Staff. For example, CDI 612.12 describes a scenario where a holder of a large percentage of the outstanding stock is permitted to effect a valid secondary offering. The interpretation states, in relevant part, that:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415 (a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

In addition, CDI 216.14, regarding the use of Form S-3 to effect a secondary offering, provides:

Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. (emphasis added)

These interpretive positions make clear that the amount of shares offered is not the final determinative factor in whether or not an offering is properly characterized as a secondary offering, and in fact should be disregarded entirely except in situations where the other facts clearly indicate that the offering is not in reality a secondary offering. Here, despite the fact that the number of shares the Company seeks to register for resale exceeds the number of shares of common stock currently held by non-affiliates of the Company, the other facts discussed elsewhere in this response with regards to (i) the Company; (ii) Amer’s assumption of market risk and history of conduct and disclosures supporting a long-term investment interest in the Company; and (iii) the shares covered by the Registration Statement, including as to their lack of toxic features that have historically given rise to the Staff’s concerns, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

In addition, notwithstanding the large number of shares of common stock represented by the shares covered by the Registration Statement, the Company understands, as discussed below, that Amer is not engaged in the business of underwriting securities and that Amer acquired the securities as part of the formation of a strategic partnership with the Company. The Company further understands that Amer has not entered into, nor is it otherwise bound by, any arrangement with any person to participate in the distribution of its Company securities, and Amer represented to the Company that it did not acquire the securities with a view toward distribution in violation of the Securities Act. Rather, the Company expects that, other than in private sales, Amer will sell the shares in ordinary brokerage transactions through third-party brokers, without the involvement of the Company, for its own account, and not for the benefit of the Company. The Company further notes that it has not engaged, and will not engage, in any road shows or other similar activities to condition or “prime” the market for the sale of the shares.

Furthermore, focusing solely on the number of shares being registered in relation to either the shares outstanding or the public float has a disproportionate impact on the ability of smaller public companies to utilize the shelf registration process to register shares for resale, thereby severely limiting their options to raise funds.  If the concern is that a distribution is taking place, the number of shares being registered should be given less weight in the Staff’s analysis. The availability of Rule 415 depends on whether the offering is made by selling shareholders or deemed to be made by or on behalf of the issuer. In order for the Staff to determine that the offering is in fact on behalf of the issuer, by definition the Staff must conclude that Amer is seeking to effect a distribution of shares. Clearly, an illegal distribution of shares can take place when the amount of shares involved is less than one-third of an issuer’s public float. In fact, it is far easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the public float. When an investor acquires a large stake of a small public company, particularly one with a limited trading market like that of the Company, it is virtually impossible for them to exit their equity position in an orderly manner through the public markets.  Limiting the number of shares being registered does not effect any significant change in the circumstances of the proposed offering. If Amer is acting as a mere conduit for the Company, cutting back on the number of shares being sold does not change the investment intent of Amer or the ability of Amer to effect a distribution if, in fact, that was their intent.

5.                                      Amer Is Not in the Business of Underwriting Securities

The Company has been advised by Amer that it is not a broker-dealer or an affiliate of a broker-dealer. To the Company’s knowledge, Amer is not in the business of underwriting securities or otherwise in the business of selling securities.

Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. Amer has represented that it has purchased the Tranche One Shares and Warrant for its own account and not with a view to, or for sale in connection with, any distribution thereof or in violation of the Securities Act or any other securities laws that may be applicable. The Company is not aware of any evidence that would indicate that these specific representations were untrue.  Further, the actual issuance of the shares covered by the Registration Statement is not conditioned upon the prior effectiveness of the Registration Statement or otherwise upon Amer’s ability to resell any of the shares. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present here.

6.                                      Under all of the Circumstances, Amer Is Not Acting as a Conduit for the Company

As of the November 24, 2015 tranche one closing date, the three-month average daily trading volume of the Company’s common stock was approximately 99,039 shares. According to the “Yahoo! Finance” website, the three-month average daily trading volume of the Company’s common stock as of February 9, 2017 was approximately

144,874 shares.  Given these facts, Amer could not expect to have the ability to quickly exit its position, even if it desired to do so. We respectfully submit that Amer’s ability to attempt a distribution of its shares would be severely limited because the market simply could not absorb that amount of common stock, even if registered. For example, if Amer were to attempt to liquidate its position in just the Tranche One Shares in the open market (excluding the shares underlying the Warrant), and assuming that no other person sold a single share of the Company’s common stock, it would take Amer approximately 93 trading days to do so at the current average daily trading volume. It should also be noted that, it would seem unlikely that Amer would consider exercising the Warrant and selling the underlying shares in the market unless there were sufficient liquidity at a trading price above the Warrant exercise price. Based on the trading price of the Company’s common stock as compared to the exercise price of the Warrant, Amer has borne, and continues to bear, substantial market risk with respect to its securities. In this situation, the concept that Amer has “finely tradable” shares is more theoretical than real. For all practical purposes, Amer is largely locked in to its investment, regardless of whether the shares are registered.

Amer is an investor in the Company and has agreed to incur the economic risk of its investment. The facts that (i) the exercise price of the Warrant is currently only slightly above the current market price of the Company’s common stock and (ii) the average daily trading volume of the Company’s common stock is currently extremely limited compared to the securities owned by Amer support a conclusion that Amer has borne, and will likely continue to bear for some time into the distant future, the investment risk of its purchase of securities from the Company. In contrast to Amer, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons. Finally, the Tranche One Shares and the Warrant in question do not present the investor concerns attendant to certain types of “toxic” securities that we believe the Staff was focused on in developing its guidance related to Rule 415 offerings.

Based on the foregoing analysis and the consideration of all circumstances, the Company believes that the facts do not support the determination that Amer is acting as a conduit for the Company. In that regard, the Company believes that Amer has made an individual investment decision to purchase the securities in the Transaction. The Company is not aware of any evidence that would suggest that Amer is acting to effect a distribution of the Tranche One Shares, the Warrant or the shares underlying the Warrant.

For the reasons set forth above, the Company respectfully submits to the Staff that the that the proposed resale of shares by Amer as contemplated by the Registration

Statement should appropriately be characterized as a secondary offering that is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

***

If you would like to discuss the above response or any other matter, please contact the undersigned at (314) 259-2194, R. Scott Roswell, Chief Legal Officer of the Company (303-256-2026), or Charles D. Maguire, Jr. (303-866-0550) or Jennifer A. D’Alessandro (303-866-0635) of Bryan Cave LLP.

Sincerely,

/s/ Todd M. Kaye

Todd M. Kaye

cc:                                Ruairi Regan

David Link

Securities and Exchange Commission

R. Scott Roswell

General Moly, Inc.

Charles D. Maguire, Jr.

Jennifer A. D’Alessandro

Bryan Cave LLP